# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Owens & Minor, Inc., CIK 0000075252
CUSIP: 690732102
Title of class of securities: Common Stock, $2 par value per share
Address of issuer's principal executive offices: 9120 Lockwood Boulevard, Mechanicsville, Virginia (VA), 23116
Date of event which requires filing of this statement: 02/28/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950170-24-140891
Filed by CIK 0001409751

## Reporting persons
- Coliseum Capital Management, LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,624,599; sole dispositive power 0; shared dispositive power 10,624,599; aggregate amount beneficially owned 10,624,599 (13.8% of the class)
- Coliseum Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,628,762; sole dispositive power 0; shared dispositive power 8,628,762; aggregate amount beneficially owned 8,628,762 (11.2% of the class)
- Coliseum Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,628,762; sole dispositive power 0; shared dispositive power 8,628,762; aggregate amount beneficially owned 8,628,762 (11.2% of the class)
- Adam Gray: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,624,599; sole dispositive power 0; shared dispositive power 10,624,599; aggregate amount beneficially owned 10,624,599 (13.8% of the class)
- Christopher Shackelton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,624,599; sole dispositive power 0; shared dispositive power 10,624,599; aggregate amount beneficially owned 10,624,599 (13.8% of the class)

## Item 1. Issuer
Name of issuer: Owens & Minor, Inc.
Address of issuer's principal executive offices: 9120 Lockwood Boulevard, Mechanicsville, Virginia 23116

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of Coliseum Capital Management, LLC ("CCM"), Coliseum Capital, LLC ("CC"), Coliseum Capital Partners, L.P. ("CCP"), Adam Gray ("Gray") and Christopher Shackelton ("Shackelton" and together with CCM, CC, CCP and Gray, the "Reporting Persons").
Address of principal business office or, if none, residence: The addresses of the principal business and office of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853.
Citizenship: (i) CCM is a Delaware limited liability company; (ii) CC is a Delaware limited liability company; (iii) CCP is a Delaware limited partnership; (iv) Gray is a United States citizen; and (v) Shackelton is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: (i) CCM is the beneficial owner of 10,624,599 shares of common stock, $2 par value per share ("Common Stock"); (ii) CC is the beneficial owner of 8,628,762 shares of Common Stock; (iii) CCP is the beneficial owner of 8,628,762 shares of Common Stock; (iv) Gray is the beneficial owner of 10,624,599 shares of Common Stock; and (v) Shackelton is the beneficial owner of 10,624,599 shares of Common Stock.
Percent of class: (i) CCM - 13.8%; (ii) CC - 11.2%; (iii) CCP - 13.8%; (iv) Gray - 11.2%; and (v) Shackelton - 13.8%. The ownership percentage of each Reporting Person has been calculated based on a total of 77,247,282 shares of Common Stock issued and outstanding as of January 31, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2025.
Sole power to vote or to direct the vote: (i) 0 shares of Common Stock for CCM; (ii) 0 shares of Common Stock for CC; (iii) 0 shares of Common Stock for CCP; (iv) 0 shares of Common Stock for Gray; and (v) 0 shares of Common Stock for Shackelton.
Shared power to vote or to direct the vote: (i) 10,624,599 shares of Common Stock for CCM; (ii) 8,628,762 shares of Common Stock for CC; (iii) 8,628,762 shares of Common Stock for CCP; (iv) 10,624,599 shares of Common Stock for Gray; and (v) 10,624,599 shares of Common Stock for Shackelton.
Sole power to dispose or to direct the disposition: (i) 0 shares of Common Stock for CCM; (ii) 0 shares of Common Stock for CC; (iii) 0 shares of Common Stock for CCP; (iv) 0 shares of Common Stock for Gray; and (v) 0 shares of Common Stock for Shackelton.
Shared power to dispose or to direct the disposition: (i) 10,624,599 shares of Common Stock for CCM; (ii) 8,628,762 shares of Common Stock for CC; (iii) 8,628,762 shares of Common Stock for CCP; (iv) 10,624,599 shares of Common Stock for Gray; and (v) 10,624,599 shares of Common Stock for Shackelton.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: CCM is the investment adviser to CCP, which is an investment limited partnership. CC is the General Partner of CCP. Gray and Shackelton are the managers of CC and CCM. The Reporting Persons may be deemed to be members of a group with respect to the Common Stock owned of record by CCP and a separate account managed by CCM (the "Separate Account"). CCP is the record owner of 8,628,762 shares of Common Stock and the Separate Account is the record owner of 1,995,837 shares of Common Stock.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Coliseum Capital Management, LLC: /s/ Chivonne Cassar, Chivonne Cassar, Attorney-in-fact (03/04/2025)
- Coliseum Capital, LLC: /s/ Chivonne Cassar, Chivonne Cassar, Attorney-in-fact (03/04/2025)
- Coliseum Capital Partners, L.P.: /s/ Chivonne Cassar, Chivonne Cassar, Attorney-in-fact (03/04/2025)
- Adam Gray: /s/ Chivonne Cassar, Chivonne Cassar, Attorney-in-fact (03/04/2025)
- Christopher Shackelton: /s/ Chivonne Cassar, Chivonne Cassar, Attorney-in-fact (03/04/2025)